SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 30, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports Second Quarter 2003 Results.

Dated: July 30, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

NICE SYSTEMS REPORTS SECOND QUARTER 2003 RESULTS

Highlights:

  Revenue increased 6% sequentially and 47% year-over-year
  Gross margin improves to 51.0%
  GAAP EPS of $0.09; excluding restructuring charges, EPS of $0.14
  Continued focus on working capital management helped generate $9.7 million in operating cash flow; DSO declined to 81 days

Ra`anana, Israel, July 30, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter ending June 30, 2003.

Revenue in the second quarter was $56.2 million, a 6% sequential increase from $53.3 million in the first quarter of 2003, and a 47% increase from the second quarter of 2002.  On a GAAP basis, net income was $1.4 million, or $0.09 per fully diluted share, compared with a net profit of $0.2 million, or $0.01 per share, on a fully diluted basis, in the first quarter of 2003.  The GAAP net profit in the second quarter of 2002 was $0.1 million, or $0.00 per fully diluted share.

Excluding restructuring charges, non-GAAP net income in the second quarter was $2.3 million, or $0.14 per fully diluted share, compared with a net profit of $0.7 million, or $0.04 per fully diluted share in the first quarter of 2003, and net income of $0.1 million, or $0.00 per share, in the year earlier period.

Commenting on the results, Haim Shani, president and CEO of NICE said, "We are pleased to report another solid quarter with sequential revenue increases in each sector of our business.  Year-to-date, product revenues are up 31% and service revenues are up 147% over the first half of last year.  Our results this quarter reflect continued progress toward our goals for this year.  The latest industry research figures confirm that we continue to gain market share, and we are improving our service revenues, increasing our gross margin, and holding our operating expenses in check.  "

Gross margin continued to improve and reached 51.0%, up from 50.1% in the first quarter of 2003 and 47.7% in the second quarter a year ago.  Operating expenses, excluding restructuring charges, were about the same as in the first quarter, but dropped to 47% of revenue compared with 49.8% in the first quarter of 2003.  On a GAAP basis, the company reported operating income of $1.4 million for the second quarter.  However, excluding the cost of involuntary employee terminations and office closures, NICE had a non-GAAP operating profit of $2.3 million.

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Balance Sheet

Total cash and equivalents at June 30, 2003 rose to $87.0 million compared with $79.2 million at March 31, 2003, reflecting continued focus on working capital during Q2.  DSOs fell to 81 days from 97 days at the end of the first quarter.

Outlook

Commenting on the outlook, Mr. Shani said, "We are expecting a moderate sequential increase in revenue in Q3 despite the fact that with nearly a third of our revenues coming from the EMEA region, the impact of the summer holidays is greater than in the past.  We also believe we are still on track to hit the low end of our longstanding guidance of $0.80 to $0.90 per share on a non-GAAP basis for 2003 as a whole."

Conference Call

NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE`s website at www.nice.com.   A telephone replay will be available for up to 72 hours after the call.  The replay information will also be available on NICE`s website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany,

United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com)

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

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Media
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

      ###

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____(7)____ NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2002	2003	2002	2003
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$ 32,781	$ 43,883	$ 63,943	$ 84,022
Services	5,438	12,363	10,341	25,500
Total revenue	38,219	56,246	74,284	109,522

Cost of revenue
Product	14,256	17,208	28,445	33,936
Services	5,747	10,344	11,348	20,178
Total cost of revenue	20,003	27,552	39,793	54,114

Gross Profit	18,216	28,694	34,491	55,408

Operating Expenses:
Research and development, net	4,189	5,787	8,468	11,608
Selling and marketing	9,283	13,094	18,271	26,524
General and administrative	5,584	7,574	10,752	14,856
Restructuring charges	-	834	-	1,278
Total operating expenses	19,056	27,289	37,491	54,266

Operating income (loss)	(840)	1,405	(3,000)	1,142

Financial income, net	1,376	334	2,335	893
Other income (expense), net	(334)	4	(303)	(33)

Income (loss) before taxes on income	202	1,743	(968)	2,002
Taxes on income	150	314	170	364

Net income (loss)	$ 52	$ 1,429	$ (1,138)	$ 1,638

Basic income (loss)per share	$ 0.00	$ 0.09	$ (0.09)	$ 0.10
Diluted income (loss) per share	$ 0.00	$ 0.09	$ (0.09)	$ 0.10

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	13,377	15,822	13,360	15,815
Diluted income (loss) per share	13,544	16,175	13,360	15,885

FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE EXCLUDING RESTRUCTING COST

GAAP net income (loss)	$ 52	$ 1,429	$ (1,138)	$ 1,638
Restructuring charges	-	834	-	1,278
Non-GAAP net income (loss)	$ 52	$ 2,263	$ (1,138)	$ 2,916

Basic income (loss) per share	$ 0.00	$ 0.14	$ (0.09)	$ 0.18
Diluted income (loss)per share	$ 0.00	$ 0.14	$ (0.09)	$ 0.18

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	June 30,
	2002	2003
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 19,281	$ 25,649
Short-term bank deposits	208	179
Marketable securities	33,853	28,813
Trade and unbilled receivables	53,358	44,735
Other receivables and prepaid expenses	8,234	9,131
Related party receivables	12,804	6,169
Inventories	13,480	15,083

Total current assets	141,218	129,759

LONG-TERM INVESTMENTS:
Long-term marketable securities	15,247	32,355
Other long-term investments	7,578	8,618

Total long-term investments	22,825	40,973

PROPERTY AND EQUIPMENT, NET	24,345	20,971

OTHER ASSETS, NET	47,900	40,941

TOTAL ASSETS	$ 236,288	$ 232,644

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$ 24	$ 0
Trade payables	16,129	15,797
Accrued expenses and other liabilities	45,859	47,336

Total current liabilities	62,012	63,133

LONG-TERM LIABILITIES	19,740	10,840

SHAREHOLDERS' EQUITY	154,536	158,671

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 236,288	$ 232,644

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NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATRED CASH FLOW STATEMENTS U.S. dollars in thousands

	Three months ended June 30, 2003	Six months ended June 30, 2003

Cash flows from operating activities:

Net income	$ 1,429	$ 1,638
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,489	9,203
Accrued severance pay, net	218	169
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	499	674
Decrease in trade and unbilled receivables	3,790	9,046
Increase in other receivables and prepaid expenses	(2,639)	(422)
Increase in inventories	(156)	(1,516)
Increase (decrease) in trade payables	858	(369)
Increase (decrease) in accrued expenses and other liabilities	1,120	(721)
Other	54	58

Net cash provided by operating activities	9,662	17,760

Cash flows from investing activities:

Purchase of property and equipment	(1,203)	(2,734)
Proceeds from sale of property and equipment	168	341
Investment in short-term bank deposits	(26)	(41)
Proceeds from short-term bank deposits	41	86
Proceeds from maturity of short-term held-to-maturity marketable securities	11,285	20,085
Investment in long-term held-to-maturity marketable securities	(25,054)	(32,827)
Capitalization of software development costs	(611)	(1,245)
Decrease in accrued acquisition costs	(402)	(2,951)
Decrease in related party receivables from TCS acquisition	-	6,635

Net cash used in investing activities	(15,802)	(12,651)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	542	1,260
Short-term bank credit, net	-	(24)

Net cash provided by financing activities	542	1,236

Effect of exchange rate changes on cash	139	23

Increase (decrease) in cash and cash equivalents	(5,459)	6,368
Cash and cash equivalents at beginning of period	31,108	19,281

Cash and cash equivalents at June 30, 2003	$ 25,649	$ 25,649

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